EXHIBIT H


                    (PROPOSED FORM OF NOTICE)

               SECURITIES AND EXCHANGE COMMISSION
               (Release No. 35 -     , 70 -      )

  Eastern Utilities Associates ("EUA"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Blackstone Valley Electric Company ("Blackstone"), Eastern Edison Company ("Eastern"), Montaup Electric Company ("MECO"), Newport Electric Corporation ("Newport"), EUA Cogenex Corporation ("Cogenex"), EUA Ocean State Corporation ("Ocean State") and EUA Service Corporation ("ESC"), each of which is a wholly-owned subsidiary of EUA (each of EUA, Blackstone, Eastern, MECO and Newport are sometimes herein called a "Declarant" and collectively all such companies are herein called "Declarants," and each of Cogenex, Ocean State and ESC are sometimes herein called an "Affiliate" and collectively all such companies are called "Affiliates"), have filed a declaration with this Commission pursuant to Sections 6(a), 7 and 12(b) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 45 and 52(b) promulgated thereunder.

     The Declarants seek authorization to enter into a revolving credit agreement to replace certain credit facilities currently in place and pursuant to which they and the Affiliates will be permitted to borrow from time to time, from one or more commercial banks or other lending institutions (the "Lenders") up to $150 million in the aggregate through a period ending five years after the closing date of the agreement. Borrowings may take the form of (i) borrowings from all Lenders under the Facility on a pro rata basis ("Pro Rata Borrowings"), (ii) borrowings of at least $100,000 each and up to $20,000,000 in the aggregate (the "Swing Line Borrowings") from a particular Lender (the "Swing Line Lender"), and (iii) short-term borrowings from Lenders on a competitive bid basis ("Competitive Bid Borrowings").

     NOTICE IS FURTHER GIVEN that any interested person may, not later than _________ ___, 1997, request in writing that a hearing be held on such matter, stating the nature of his interest, the reasons for such request, and the issues of fact or law raised by said declaration which he desires to controvert; or he may request that he be notified if the Commission should order a hearing thereon. Any such request should be addressed:
Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Judiciary Plaza, Washington, D.C. 20549. A copy of such request should be served personally or by mail upon the declarant at the above-stated address and proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. At any time after said date the declaration, as filed or as it may be amended, may be granted and permitted to become effective as provided in Rule 23 of the General Rules and Regulations promulgated under the Act, or the Commission may grant exemption from such rules as provided in Rules 20(a) and 100 thereof or take such other action as it may deem appropriate. Persons who request a hearing or advice as to whether a hearing is ordered will receive any notices and orders issued in this matter, including the date of the hearing (if ordered) and any postponements thereof.

     For the Commission, by the Division of Corporate Regulation, pursuant to delegated authority.




                                   Secretary